UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

PARTICIPATION MANUAL

EXTRAORDINARY GENERAL MEETING

TO BE HELD ON NOVEMBER 17, 2020

1.       MESSAGE OF THE BOARD’S CHAIR AND INVITATION

Linx S.A. (“Company” or “Linx”) invites its Shareholders to attend the extraordinary general meeting to be remotely held on November 17, 2020, at 2pm, as indicated below (“EGM” or “Meeting”), by exclusively virtual means, with participation through electronic platform to be informed on due course, to resolve on matters mentioned in the call notice, as per item 4 of this Participation Manual for the EGM (“Manual”).

At the EGM, representatives of the Company’s management will be attending and may provide any information related to matters submitted for resolution by the Shareholders. The Company takes this opportunity to present, in this document, all the supporting documentation for the vote, in compliance with the provisions of Law 6,404 of December 15, 1976 (“Corporations Law”) and of Comissão de Valores Mobiliários (CVM) Instructions Nos. 480 of December 7, 2009 (“ICVM 480”), 481 of December 17, 2009 (“ICVM 481”), and 622 of Abril 17, 2020 (“ICVM 622”). In order to facilitate and stimulate participation in the Meeting, the Company will provide the information and documents set forth in the Corporations Law and ICVM 481 through the world wide web. Additionally, we remind you that Linx’s Investor Relations area is available to answer questions regarding the items on the agenda on the number +55 (11) 2103-1531 and via electronic messages (ri@linx.com.br).

Please feel free to examine the Management’s Proposal and other documents related to the EGM on Linx’s Investors Relations webpage (ri.linx.com.br) on the CVM webpage (www.cvm.gov.br), on the webpage of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at the Company’s principal place of business.

The effective participation of Shareholders in the Meeting is of great relevance, to discuss and vote the important matters submitted to resolution. We count on your attendance and participation.

São Paulo, October 5, 2020.

Nércio José Monteiro Fernandes

Chairman of the Board of Directors

2.       INFORMATION ABOUT THE GENERAL MEETING

2.1. Date, Time, and Place

Date: November 17, 2020

Time: 2pm

Place: The EGM will be held by exclusively virtual means, with remote participation, as detailed below. Pursuant to article 4, paragraph 3 of ICVM 481, the EGM will be considered as having been held at Linx’s principal place of business, located at Avenida Doutora Ruth Cardoso, no 7221, suite 701, block A, Dep. 20, room 1, Edifício Birmann 21, Pinheiros, CEP 05425-902.

The EGM’s call notice will be published at Diário Oficial do Estado de São Paulo and at the newspaper O Estado de São Paulo, pursuant to article 124 of the Corporations Law.

2.2. Matters to be resolved on at the General Meeting

The EGM will resolve on the matters indicated on the Call Notice, pursuant to item 4 of this Manual. For further information on the matters to be resolved on by the Meeting, see the Management Proposal and other EGM-related documents on Linx’s Investor Relations webpage (ri.linx.com.br/), on the CVM webpage (www.cvm.gov.br), on the webpage of B3 (www.b3.com.br) and at the Company’s principal place of business.

2.3. Other Rules Applicable to any Meeting

The matters related to General Meetings are provided for in Chapter IX (articles 121 to 137) of the Corporations Law.

The call notice, published through the Company’s official means of communication and always transcribed into the respective meeting manual, will expressly list in the agenda all the subjects to be discussed, the title “general matters” shall not be used, nor shall subjects that require the meeting’s resolution be added.

The meetings, called and convened in accordance with the law and the Company’s bylaws, have the authority to decide on all businesses related to the Company’s corporate purpose and make decisions it deems convenient to its protection and development, observing the matters in the agenda, as per the corresponding call notice.

The Company holds its Annual General Meeting, annually, in the first four (4) months following the end of the fiscal year, to discuss the matters set by the Corporations Law, that is:

I. audit the accounts of the managers; examine, discuss, and vote on the Company’s Financial Statements;

II. resolve on the allocation of the net earnings; and

III. Appoint the Members of the Board of Directors and of the Fiscal Board.

For the other cases, such as amending the bylaws, the resolution on the conversion, consolidation, merger, and spin-off of the company, its dissolution and liquidation, election and removal of liquidators and analysis of their accounts, combining and splitting shares, among others, an Extraordinary General Meeting must be called.

The General Meetings will be preferably chaired by the President or Vice-President of the Board of Directors or, in case of their absence or impediment, by any attending Director or Officer or, in their absence, by any individual, Shareholder or not, appointed by the President of the Board of Directors, the Chair of the General meeting being tasked with appointing up to two (2) secretaries, who may be Shareholders of the Company or not, as provided for in the Company’s bylaws.

As per article 125 of the Corporations Law, except for the statutory exceptions, the General Meeting will be opened, on the first call, with the presence of the Shareholders that represent at least one-fourth (1/4) of the voting capital; On the second call, it will be opened with the presence of any number of Shareholders.

The Extraordinary General Meeting that resolves on the amendment of the Bylaws, as per article 135 of the Corporations Law, will be opened on the first call with the presence of Shareholders representing two-thirds (2/3), at least, of the voting capital, and may be opened, on the second call, with any number of Shareholders.

2.3. Quorums Applicable to the EGM

2.4.1. Instatement Quorums

The resolutions proposals set forth in items ‘(1)’ to ‘(3)’ of the EGM’s agenda, pursuant to the call notice, are interdependent juristic acts, being assumed that each of the resolutions over such items shall not be effective unless the others are as well.

The resolution proposal described in item ‘(4)’ of the EGM’s agenda, pursuant to the call notice, shall only be submitted to resolution in case the matters of items ‘(1)’ to ‘(3)’ of the agenda, related to the proposed merger of shares of STNE, are not approved.

Considering the interdependence of the matters of the agenda, and considering that item ‘(3)’ of the EGM’s agenda, pursuant to the call notice, is subject to the instatement quorum of, at least, 2/3 of the Company’s voting capital stock, pursuant to article 135 of the Corporations Law, in case such quorum is not reach in first call, (i) the EGM will not be instated; and (ii) the Company’s administration will take appropriate measure for the second calling of the EGM, with the same agenda, in observance of the applicable deadlines.

2.4.1. Resolution Quorums

For the approval of matters contained in item ‘(1)’ of the EGM’s agenda, pursuant to the call notice, the affirmative vote of, at least, half the voting shares will be required.

For the approval of matters contained in item ‘(2)’ of the EGM’s agenda, pursuant to the call notice, the affirmative vote of, at least, half the outstanding shares (as defined within the Novo Mercado regulation) will be required.

For the approval of matters contained in item ‘(3)’ of the EGM’s agenda, pursuant to the call notice, the affirmative vote of, at least, the absolute majority of the voting shares present at the EGM will be required.

The resolution proposals described in items ‘(1)’ to ‘(3) of the EGM’s agenda, as per item 4 of this current Manual, are interdepend juristic acts, being assumed that each of the resolutions shall not be individually effective unless the remaining resolutions are effective as well. Thus, in case the EGM rejects any of the matters contained in any of those items ‘(1)’ to ‘(3)’ of the agenda, or in case the necessary corporate approvals are not obtained or the conditions provided in the Protocol and Justification are not satisfied, the matters eventually approved in the EGM related to those items shall not produce effects.

For the approval of the matter of item ‘(4)’ of the EGM’s agenda, pursuant to the call notice, the absolute majority of the voting shares present at the EGM will be required.

3.       INSTRUCTIONS FOR PARTICIPATING IN THE GENERAL MEETING – PROCEDURES AND TERMS

The EGM will be held by exclusively virtual means, with remote participation through eletronic system to be disclosed in due course, and with the possibility of submission of Distance Voting Bulletins, pursuant to article 4, paragraph 2, “II” of ICVM 481.

The Company’s management in order to facilitate the adoption of alternatives for distance voting, at the EGM called for November 17, 2020, will waive the signature authentication, notarization, and consular authentication of the documents presented, as the case may be, as well as the delivery of originals or certified copies. Copies of the documents mentioned below shall be sent to the electronic address ri@linx.com.br, subject of the Company’s express confirmation of receipt and sufficiency of such documents.

3.1. Shareholder Attending Remotely (Electronic System)]

The Shareholders who wish to attend the Meeting remotely through the electronic system must send a request to the Company via the e-mail ri@linx.com.br, until November 15, 2020, which must be duly accompanied by all the documentation necessary to enable the shareholder’s participation in the Meeting, as detailed below:

3.1.1. Individual Shareholders

•	Copy of identification document with a photograph (RG, RNE, CNH or even professional licenses officially recognized in the Brazilian territory); and

•	Proof of ownership of the shares issued by Linx, issued by a bookkeeping financial institution and/or custodian in the last five (5) days.

3.1.2. Legal Entity Shareholders

•	Copy of the last restated articles of association or incorporation and corporate documents granting representation powers (e.g. minutes of election of officer and/or proxy);

•	Identification document with a photograph (RG, RNE, CNH or even professional licenses officially recognized in the Brazilian territory) of the legal representative(s); and

•	Proof of ownership of the shares issued by Linx, issued by a bookkeeping financial institution and/or custodian in the last five (5) days.

3.1.3. Investment Funds

•	Copy of the latest restated rules of the fund, bylaws, or articles of association of its managers and corporate documents of representation (minutes of the election of the officers and/or proxy);

•	Copy of identification document with a photograph (RG, RNE, CNH or even professional licenses officially recognized in the Brazilian territory) of the legal representative(s); and

•	Proof of ownership of the shares issued by Linx, issued by a bookkeeping financial institution and/or custodian in the last five (5) days.

3.1.4. Foreign Shareholders

Foreign Shareholders must present the same documents applicable to Brazilian shareholders, which, however, must be translated into Portuguese by a sworn translator, except if originally drafted in Portuguese, English or Spanish.

3.1.5. Shareholders Represented by Proxy

The Shareholder who cannot virtually attend the EGM may be represented by a proxy, who was granted powers less than one (1) year prior, and as set forth in paragraph 1, article 126, of the Corporations Law, having sent the following documents:

•	Copy of the proxy with special powers for representation at General Meetings.

•	Copy of the last restated articles of association or bylaws and corporate documents granting representation powers (minutes of election of officer and/or proxy) to the signatories of the proxy, if the Shareholder is a Legal Entity, or copies of identification document with photo (RG, RNE, CNH or, still, registry cards of professional entities officially recognized within Brazilian territory), in case the Shareholder is an Individual.

•	Copy of identification document with a photograph (RG, RNE, CNH or even professional licenses officially recognized in the Brazilian territory) of the proxy; and

•	Proof of ownership of the shares issued by Linx, issued by a bookkeeping financial institution and/or custodian in the last five (5) days.

Proxies, as per paragraph 1, article 126, of the Corporations Law, may only be granted to people who meet at least one of the following requirements: (i) being a shareholder or officer of the Company; (ii) being a lawyer; or (iii) being a financial institution.

For Shareholders that are legal entities, as per the understanding of the Board of CVM at a meeting held on November 4, 2014 (Case CVM RJ2014/3578), the proxy may or may not be a Shareholder or officer of the Company; lawyer; or financial institution.

Proxies may only be granted to competent agents, in compliance with the law, and in accordance with the Shareholders’ or financial institution’s Articles of Association/Bylaws, whenever applicable, and the investment fund manager shall represent the fund members.

3.1.6. Holders of ADSs (American Depositary Shares)

The Bank of New York Mellon, the custodian financial institution of the Company’s ADSs in the United States, will send to ADS holders the necessary documentation for them to be represented at the Meeting, observing the terms and proceduras, including related to the proxy mechanism, determined within the “Deposit Agreement” executed with Linx, as applicable.

3.1.7. Procedure

The Company will start the registration of Shareholders who whish to participate of the EGM though electronic system, as described above, right after the publishing of the call notice.

Shareholders who fail to send the request for registration within the term mentioned above (i.e. November 15, 2020) will not be able to remotely participate in the Meeting through the electronic system provided by the Company.

The Company will send the respective instructions to access the electronic system of participation in the EGM, including the necessary password, by email, to the Shareholders (or their duly constituted representatives or proxys) that have presented their requirement for remote participation in the EGM within the deadline and conditions set forth above.

If the Shareholder who duly requested the electronic participation does not receive the Company’s e-mail containing the instructions for access to and participation in the EGM until 5:00 PM of November 16, 2020, they shall contact the Company until 11:00 PM of November 17, 2020, by calling (11) 2103-1531 or e-mail ri@linx.com.br, so that their respective access instruction are resent (or provided over the phone).

The duly registered shareholder who participates through the electronic system provided by the Company will be deemed present to the EGM (and may exercise their respective voting rights) and signatory of the respective minutes, as per article 21-V, item III, and sole paragraph, of ICVM 481/2009.

The Company is not responsible for operational or connection problems the Shareholder may face nor for other situations that are not under the Company’s control.

The Company requests that the Shareholders access the electronic system provided for participation in the EGM at least 30 minutes before the scheduled time for the beginning of the EGM to enable the validation of access and participation of all Shareholders.

3.2. Remote Voting Bulletin

Shareholders may also vote at the Meeting by sending the remote voting bulletin, as per ICVM 481.

The Shareholders who hold shares issued by the Company that are deposited at a central depository may send their voting instructions for their respective remote voting bulletin to be filled out by the respective custodians if they provide this type of service.

Banco Itaú, bookkeeping for Linx’s shares, may also collect and send instructions, and fill out the bulletin through an electronic platform. For this purpose, the Shareholder must register at Itaú Securities Services Assembleia Digital (https://www.itau.com.br/investmentservices/assembleia-digital/).

Additionally, the Shareholder may exercise their voting right by means of the remote voting bulletin sending the following documents directly to the Company (ri@linx.com.br), to the attention of the Investor Relations Department:

(i)	hard copy of the bulletin related to the EGM, duly filled out, initialed, and signed; and

(ii)	copy of the following documents:

For individuals:

•	Identification document with a photograph (RG, RNE, CNH or even professional licenses officially recognized in the Brazilian territory) of the Shareholder.

For legal entities:

•	Latest restated bylaws or articles of association and the corporate documents that prove the Shareholder’s legal representation; and

•	Identification document with a photograph (RG, RNE, CNH or even professional licenses officially recognized in the Brazilian territory) of the legal representative.

For investment funds:

•	Latest restated rules of the fund;

•	Bylaws or articles of association of its officer or manager, as the case may be, in compliance with the fund’s voting policy, and corporate documents proving the representation powers; and

•	Identification document with a photograph (RG, RNE, CNH or even professional licenses officially recognized in the Brazilian territory) of the legal representative.

As for the documents mentioned in items (i) and (ii) above the Company waives the authentication of signatures, notarization, or consular authentication.

The remote voting bulletins, accompanied by the respective documentation, are only considered valid if the Company receives them, through custodian agents or Linx’s shares bookkeeper, as required pursuant to the applicable procedures, in up to seven (7) days before the date of the Meeting.

As per article 21-U of ICVM 481, in case the remote voting bulletin is sent directly to the Company, the Company will communicate the Shareholders whether the documents received are enough for the vote to be considered valid, or the procedures and terms rectify or resend them, if necessary.

3.5. Conflict of Interests

Occasionally, at a Meeting, there might be a conflict of interest situation during the discussions. The conflict of interests happens when the private interests of a Shareholder, which differ from the Company’s interests, may interfere with the assessment of the subject. In this case, the Shareholder having an interest that conflicts with the Company’s must disclose the conflict and refrain from the discussion.

If the conflicting Shareholder fails to disclose the existence of the conflict, any other attending Shareholder who is aware of the situation may disclose it to the Meeting’s board, which will take the applicable actions, in the form of the law.

Additionally, if the conflicting Shareholder refuses to refrain from the discussions, the Chair of the Meeting, after verifying the existence of the conflict, shall order the annulment of the conflicting votes cast, even after the Meeting.

4.       CALL NOTICE

LINX S.A.

Publicly-Held Company with Authorized Capital

Taxpayers Registry No. (CNPJ) No. 06.948.969/0001-75
NIRE 35.300.316.584

CALL NOTICE

OF

EXTRAORDINARY GENERAL MEETING

The shareholders of Linx S.A. (“Company”) are called to the Extraordinary General Meeting (“EGM”) that will be held on November 17, 2020, at 2pm, by exclusively virtual means, with participation through electronic platform to be informed on due course, with the possibility of sending Remote Voting Bulletins, pursuant to article 4, paragraph 2, item II, of CVM Ruling No. 481/09 (“ICVM 481”). The administration recommends the reading of the materials and documents about proposals received and evaluated by the Company indicated in the Administration’s Proposal, which includes the Company’s administration evaluation of the proposal publicly presented by Totvs S.A., publicly-held company, enrolled within CNPJ/ME under no. 53.113.791/0001-22 (“Totvs”). The EGM will have the following agenda:

(1)       approval of the Protocol and Justification of Merger of the Shares issued by Linx S.A. by STNE Participações S.A.” (“Protocol and Justification”), entered into on October 2, 2020 by the administrators of the Company and of STNE, and the merger of the totality of Company issued shares by STNE Participações S.A., enrolled in the CNPJ/ME under No. 35.767.420/0001-82 (“STNE”), controlled by StoneCo Ltd., enrolled within CNPJ/ME under No. 31.752.270/0001-82 (“StoneCo”)(“Merger of Shares”), pursuant to the terms and conditions set forth in the Protocol and Justification;

(2)       approval of the waiver regarding the entering of STNE in the Novo Mercado, within the scope of the Merger of Shares, as set forth in article 46, sole paragraph, of the Rules of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão;

(3)       approval of the waiver of public offering of acquisition of shares issued by the Company set forth in article 43 of the Bylaws, within the scope of the proposed corporate reorganization set forth within the Protocol and Justification;

(4)       with due regard to the provisions of the Association and Other Covenants Agreement entered into with STNE on August 11, 2020, as amended on September 1, 2020 and October 2, 2020, in case any of the matters previously resolved, related to the proposal of Merger of Shares involving STNE, is not approved in the date of the EGM, authorize the Company’s administration to resume interactions with Totvs, if the effectiveness term of Totvs’ proposal of business combination with the Company is extended.

The resolutions proposals described in items 1 through 3 of the agenda indicated above are legally interdependent resolutions, being assumed that any of those resolutions over such items will not have effectiveness, individually, in case the remaining resolutions also do not. In this sense, in case the EGM rejects any of the matters of such items, or if the necessary corporate approvals are not obtained, or if the conditions precedent set forth in the Protocol are not satisfied, then the matters eventually approved in the EGGM related to this item shall not produce effects.

Considering the interdependence among the matters of the agenda, in case the quorum for instatement in first calling provided for in article 135 of Corporations Law is not reached: (i) the EGM will not be instated; and (ii) the Company’s administration will take the appropriate measures to for a second calling of the EGM, with the same agenda, respecting the applicable deadlines;

1.       Documents Available to the Shareholders:

The documents relevant to the matters to be resolved at the EGM will be made available to shareholders at the Company's headquarters and on the internet (ri.linx.com.br, www.cvm.gov.br and www.b3.com.br) the next Monday, October 5, 2020, or in any case until the date of publication of the first announcement of the call for the EGM, in accordance with the provisions of paragraph 3 of article 135 of the Corporations Law.

2.       Legitimation and Representation:

The shareholders will also participate in the EGM in a remote manner, through an electronic platform to be informed in due course, with the use of video and audio, pursuant to the Handbook of Participation in the EGM and the Proposal of the Administration, which also establishes in more detail the documents necessary for previous registration and virtual participation as well as the electronic address to which the EGM’s access link shall be sent. The shareholders that have shares issued by the Company may participate in the EGM by themselves, their legal representatives or proxies, provided that said shares are registered under their names with the depositary financial institution in charge of the service of book-entry shares of the Company, as provided in art. 126 of the Corporations Law. The shareholders, in addition to presenting appropriate identification documents, shall present, at least two (2) days in advance, in case of representation by proxy, a power of attorney duly formalized and signed by the granting shareholder, as described in the Handbook of Participation in the EGM published by the Company and available at ri.linx.com.br, www.cvm.gov.br and www.b3.com.br. The Bank of New York Mellon, financial institution that is depositary for the Company’s ADRs in the United States of America, will send to the holders of ADRs the necessary documents for them to be represented within the EGM, observing the terms and procedures, including in what refers to the proxy mechanisms established within the Depositary Agreement entered into with Linx, if applicable. The company will also provide to the EGM the remote voting system, pursuant ICVM 481, allowing that its shareholders exercise they right to vote through the completion and sending of a remote voting bulletin. As per the applicable regulation, the shareholders shall send their respective remote voting bulletin through their custodians or to the Company’s shares bookkeeper or, also, directly to the Company, as per the instructions included in the Handbook of Participation in the EGM. In any event, the remote voting bulletin shall be received by the Company up to seven (7) days in advance of the EGM.

The EGM will be recorded, pursuant to Article 21-C, paragraph 1, item III, of ICVM 481, and the Company will not be held responsible for connection problems that the registered participants may face or other situations that are not under the Company’s control, such as instability in the connection with the internet or incompatibility of the electronic platform with the equipment of the participant.

São Paulo, October 2nd, 2020.

Nércio José Monteiro Fernandes

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer